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                                                                 Exhibit 99.1




                      IN THE UNITED STATES DISTRICT COURT

                         FOR THE DISTRICT OF DELAWARE

 TRACINDA CORPORATION,                         )
 a Nevada corporation,                         )
                           Plaintiff,          )
          v.                                   )  Civil Action No. 0 0 - 9 8 4
                                               )
  DAIMLERCHRYSLER AG, a Federal Republic       )
  of Germany corporation; DAIMLER-BENZ AG, a   )
  Federal Republic of Germany corporation;     )
  JUERGEN SCHREMPP, a citizen of the Federal   )
  Republic of Germany; MANFRED GENTZ, a        )
  citizen of the Federal Republic of Germany;  )
  HILMAR KOPPER, a citizen of the Federal      )
  Republic of Germany,                         )
                           Defendants.         )

                                  COMPLAINT
                            NATURE OF THE ACTION

                  1. To close one of the largest transactions in the history of the automotive industry, defendants Daimler-Benz AG ("Daimler-Benz") and DaimlerChrysler AG ("DaimlerChrysler") blatantly lied to all concerned in a scheme masterminded by defendant Juergen Schrempp, the long-time chairman and chief executive officer of Daimler-Benz, and implemented by that company's executive inner circle, including defendants Manfred Gentz and Hilmar Kopper (collectively, Messrs. Schrempp, Gentz and Kopper shall be referred to as the "Daimler Defendants"). Mr. Schrempp and his companies lied to the United States Securities and Exchange Commission ("SEC"), lied to Chrysler Corporation's ("Chrysler") board of directors, lied to the investing public and lied to Chrysler's single largest shareholder, plaintiff Tracinda Corporation ("Tracinda").



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                  2. Mr. Schrempp knew that Chrysler's directors and
 shareholders would never approve a transaction if he told the truth, namely, that a foreign corporation was seeking to acquire complete operating control of one of America's "Big Three" auto manufacturers. So, in a series of moves executed with a chessmaster's precision, Mr. Schrempp set his plan in motion. Initially, he told Chrysler that Daimler-Benz contemplated a true "merger of equals" in which Daimler-Benz and Chrysler would operate as two equal companies with Chrysler's management continuing to run U.S. operations and having parity in all respects with Daimler-Benz's management, including equal representation on the management team of the combined companies. At the same time, he contacted Kirk Kerkorian through Robert Eaton, then Chrysler's chairman and chief executive officer. Mr. Kerkorian's company, Tracinda, owned approximately 13.75% of Chrysler's common stock at the time. Knowing that Chrysler and Wall Street would look to Mr. Kerkorian's recommendation before approving the merger, Mr. Schrempp also promised Mr. Kerkorian that this transaction would constitute a "merger of equals," again representing that Daimler-Benz and Chrysler would be run by their own management constituencies, that Chrysler's management would continue to run U. S. operations, and that Mr. Eaton would be Co-CEO for at least three years following the merger.

                  3. Daimler-Benz's assurances formed the foundation for Tracinda's decision to vote in favor of the business combination between Daimler-Benz and Chrysler for two principal reasons. First, the value of the stock which Tracinda and all Chrysler shareholders would receive as part of the merger depended on the continued leadership of Chrysler's management team, which had brought Chrysler back from bankruptcy to an extremely profitable operation in only a few short years. Second, the price or exchange ratio for a "merger of equals" was well below the price or "acquisition premium" which would have been paid to all



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  shareholders of Chrysler, if the transaction had been viewed by Wall Street as a traditional takeover. Had Mr. Kerkorian known the truth, Tracinda would never have agreed to vote all of its shares for the merger. Significantly, Chrysler's board would never have approved the merger without Tracinda's approval and the transaction would never have closed.

                  4. Having secured the approval of Chrysler's board of directors and Tracinda, Mr. Schrempp with the assistance of Messrs. Gentz and Kopper solicited all of Chrysler's public shareholders by causing Daimler-Benz and DaimlerChrysler to prepare and file a registration statement with the SEC in August 1998 that repeated and reinforced all of DaimlerBenz's earlier promises to Chrysler and Tracinda. The strategy succeeded because, at a meeting held in September 1998 in Wilmington, Delaware, Chrysler's stockholders approved the merger by a wide margin and the transaction closed in November 1998.

                  5. Unbeknownst to Tracinda, defendants never intended the transaction to be a merger of equals and never intended to have Chrysler run as an independent and co-equal operation. To the contrary, defendants always intended to relegate Chrysler to the status of a "division," and always intended to replace Chrysler's management with executives from Daimler-Benz's headquarters in Stuttgart. This plan culminated on Friday, November 17, 2000, when Mr. Schrempp fired James P. Holden from his post as chief executive officer of Chrysler's operation in North America, and replaced Mr. Holden with Dieter Zetsche and Wolfgang Bernhard, two of Mr. Schrempp's former confederates. All told, by Thanksgiving, Mr. Schrempp had fired almost all of Chrysler's top executives and now feels free to exercise openly his control over the combined companies. His cavalier attitude toward the American executives who believed his prior promises and the welfare of Chrysler's employees has so devastated the company that Mr. Schrempp has been forced to apologize to over 400 of Chrysler's managers to



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  maintain order and in an effort to prevent the further downward spiral of
  DaimlerChrysler's stock which has dropped approximately 18% in the last three weeks.

                   6. The Court does not need to look too far for the proof behind Tracinda's claims, because Mr. Schrempp already has admitted to his fraudulent conduct and even has explained his previously unspoken motivations. In an interview with the Financial Times, published on October 30, 2000, Mr. Schrempp confessed that he lied because he knew that Chrysler's management never would have approved the transaction if they were told that he planned to relegate Chrysler to a mere "division" of DaimlerChrysler along with other operations of pre-merger Daimler-Benz. Cynically describing his strategy of deception, Mr. Schrempp is quoted as saying:

                  "Me being a chess player, I don't normally talk about the second or third move. The structure we have now with Chrysler (as a standalone division) was always the structure I wanted. . . . We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said: 'There is no way we'll do a deal.'

                  But it's precisely what I wanted to do. From the start structure, we have moved to what we have today."

 However, arrogance and deceit do not constitute affirmative defenses under the federal securities laws. Mr. Schrempp denied Chrysler's shareholders their right to an informed vote on the merger and denied them their rightful acquisition premium, and he now must be forced to pay for the damage which he caused and to relinquish control of the company which he has stolen.

                  7. To provide a meaningful remedy, Tracinda asks the Court to award actual damages which include the acquisition premium that defendants denied Tracinda, under Section 10(b) of the Securities Exchange Act of 1934; to award "rescissory" damages which represent the difference between the value of the common stock of Chrysler that Tracinda exchanged in the merger and the present value of the stock that Tracinda now owns in DaimlerChrysler, under

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Sections 11 and 12(a)(2) of the Securities Act of 1933; to award compensatory and punitive damages in an amount sufficient to punish and make an example of defendants for lying to all of Chrysler's shareholders and the investing public at large, under common law fraud and conspiracy; and to unwind the transaction in order to allow Chrysler once again to exist as an independent corporation owned by Chrysler's shareholders and to return all value, including distributions, which DaimlerChrysler caused Chrysler to transfer since the merger, under Section 14(a) of the Securities Exchange Act of 1934.

                                  JURISDICTION

                  8. Tracinda asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78j(b), and Rule l0b-5 promulgated thereunder, 17 C.F.R. Section 240.10b-5;
 Section 20(a) of the Exchange Act, 15 U.S.C. Section 78t(a); Section 14(a) of the Exchange Act, 15 U.S.C. Section 78n(a), and Rule 14a-9 promulgated thereunder, 17 C.F.R. Section 240.14a-9; Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. Sections 77k, 77l(a)(2) & 77o; and for common law fraud and conspiracy. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. Section 78aa; Section 22 of the Securities Act, 15 U.S.C. Section 77v; 28 U.S.C. Section 1331; and the doctrine of supplemental jurisdiction, 18 U.S.C. Section 1367. Additionally, the Court has jurisdiction over this action pursuant to 28 U.S.C. Section 1332(a)(2), because the amount in controversy exceeds the sum of $75,000, exclusive of interest and costs, and is between a citizen of a State and citizens of a foreign state.

                                      VENUE

                  9. Venue is proper in this judicial district pursuant to
 Section 27 of the Exchange Act, 15 U.S.C. Section 78aa, and 28 U.S.C. Section 1391(b), because the transactions which gave

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 rise to this action occurred in substantial part in the District of Delaware, and defendants conduct or transact business in the District of Delaware. Additionally, venue is proper in this judicial district pursuant to the terms of a certain stockholder agreement, dated as of May 7, 1998 (the "Stockholder Agreement"), between and among Daimler-Benz, Chrysler and Tracinda, which provides in pertinent part that Daimler-Benz, Chrysler and Tracinda consent "to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of or relates to this Agreement or any of the transactions contemplated by this Agreement" and agreed that they would "not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including, without limitation, a motion to dismiss on the grounds of forum non conveniens . . . ." The Stockholder Agreement also provides for the application of the laws of the State of Delaware: "[t]his Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof."

                           PARTIES AND OTHER CONCERNED PERSONS

                  10. Chrysler was a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 1000 Chrysler Drive, Auburn Hills, Michigan. Until November 17, 1998, Chrysler was the issuer of common stock trading on the New York Stock Exchange under the trading symbol "C."

                  11. Tracinda is a corporation organized and existing under the laws of the State of Nevada, with its principal place of business located in Beverly Hills, California. Prior to the merger, Tracinda was Chrysler's largest shareholder. Kirk Kerkorian is and at all times relevant hereto has been the chairman, chief executive officer and sole shareholder of Tracinda. Mr. Kerkorian is a citizen of the State of California.


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                   12. Daimler-Benz was a stock corporation organized and
existing under the laws of the Federal Republic of Germany, with its principal place of business located at Epplestrasse 225, Stuttgart, Germany. Until November 17, 1998, Daimler-Benz was the issuer of American Depository Shares of stock trading on the New York Stock Exchange under the trading symbol "DAI," as well as of common stock trading on the Frankfurt Stock Exchange.

                   13. DaimlerChrysler is and was at all relevant times a stock corporation organized and existing under the laws of the Federal Republic of Germany, with its headquarters located at Epplestrasse 225, Stuttgart, Germany. DaimlerChrysler is the issuer of common stock which is presently traded on the New York Stock Exchange under the trading symbol "DCX," as well as on various other stock exchanges throughout the United States and the world. DaimlerChrysler is the successor-in-interest to all duties, obligations and liabilities of Daimler-Benz.

                  14. Juergen Schrempp is a citizen of the Federal Republic of Germany. Since November 17, 1998, Mr. Schrempp has been the "co-chairman" and "co-chief executive officer" of DaimlerChrysler. At all times relevant before the merger, Mr. Schrempp was the chairman and chief executive officer of Daimler-Benz. Mr. Schrempp signed the registration statement with regard to the shares of DaimlerChrysler common stock issued to Chrysler's stockholders in accordance with the terms of the merger.

                  15. Manfred Gentz is a citizen of the Federal Republic of Germany. Tracinda is further informed and believes and on that basis alleges herein that Mr. Gentz has been a member of the DaimlerChrysler Management Board since the merger. At all times relevant, Mr. Gentz served as Daimler-Benz's chief financial officer and as a member of Daimler-Benz's Management Board. Mr. Gentz signed the registration statement with regard to the shares of


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DaimlerChrysler common stock issued to Chrysler's stockholders in accordance with the terms of the merger.

                  16. Hilmar Kopper is a citizen of the Federal Republic of Germany. Tracinda is further informed and believes and on that basis alleges herein that Mr. Kopper is also and has been since the merger Chairman of the Supervisory Board and a member of the Supervisory Board's Presiding Committee of Deutsche Bank, which was the largest shareholder of Daimler-Benz before the merger. Tracinda is informed and believes and on that basis alleges herein that Mr. Kopper served as one of Mr. Schrempp's close personal advisors and played an instrumental role with regard to the negotiation and structuring of the merger. Tracinda is further informed and believes and on that basis alleges herein that Mr. Kopper was involved directly or indirectly in all of Daimler-Benz's material decisions regarding the merger. In this regard, on May 6, 1998, Messrs. Kopper and Schrempp met with Mr. Eaton at Deutsche Bank's headquarters in Frankfurt, Germany to review the terms of the merger one last time before the transaction was publicly announced.

                          COMMON FACTUAL ALLEGATIONS

                       (DAIMLER-BENZ AND MR. SCHREMPP MAKE
                 MISREPRESENTATIONS TO TRACINDA THROUGH CHRYSLER)

                  17. In or about mid-January 1998, Mr. Schrempp approached Robert Eaton, then-chairman and chief executive officer of Chrysler, while Mr. Schrempp was attending the Detroit International Auto Show and suggested that Chrysler consider the possibility of a business combination with Daimler-Benz. After this initial discussion with Mr. Schrempp, on or about February 2, 1998, Mr. Eaton met personally with Kirk Kerkorian, the sole stockholder of Tracinda which held at that time approximately 13.75% of Chrysler's common stock, to discuss his conversation with Mr. Schrempp.


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                  18. On or about February 12, 1998, Messrs. Eaton and Schrempp spoke again. During this conversation, Mr. Eaton made clear and Mr. Schrempp agreed that any business combination between Daimler-Benz and Chrysler would be an equal union of two powerful corporations and their respective constituencies, rather than an acquisition of one corporation by the other. In that regard, Mr. Schrempp stated to Mr. Eaton that, should a business combination between Daimler-Benz and Chrysler be effectuated, Chrysler's management would continue to run U.S. operations, and the management team in place at Daimler-Benz would jointly manage the combined entity with the Chrysler management team on a worldwide basis, and appropriate internal structures would be implemented to create and maintain a management system consistent with a "merger of equals" between the two companies. Mr. Eaton expressed his interest in Mr. Schrempp's proposal, said that he would discuss the proposal in confidence with other Chrysler executives and other interested persons, including significant stockholders in Chrysler, and that Chrysler would get back in touch with Mr. Schrempp and Daimler-Benz to continue discussions, if appropriate. Mr. Schrempp told Mr. Eaton that he hoped further and more detailed discussions of the proposed "merger of equals" would occur in the near future. Following this conversation, on or about February 20, 1998, Mr. Eaton spoke again with Mr. Kerkorian and emphasized to Mr. Kerkorian, as Mr. Schrempp had emphasized to him, that the proposed business combination would be a "merger of equals" between Chrysler and Daimler-Benz, and that existing Chrysler management would team up with existing Daimler-Benz management to run the combined new company equally on a worldwide basis. Messrs. Kerkorian and Eaton agreed that Mr. Schrempp's proposal of a "merger of equals" between Chrysler and Daimler-Benz was extremely interesting and potentially could create a great business opportunity for Chrysler and its stockholders.

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                  19. Over the course of February, March and April 1998, Mr.
Eaton, other Chrysler senior executives and their legal and investment banking advisors met on numerous occasions with Mr. Schrempp, other Daimler-Benz senior executives and their legal and investment banking advisors to continue and refine in greater detail potential plans for a "merger of equals" between Chrysler and Daimler-Benz. During that same time period, Mr. Eaton had several discussions by telephone and in person with Mr. Kerkorian during which he apprised Mr. Kerkorian of the progress of the ongoing discussions between Chrysler and Daimler-Benz. Mr. Eaton reported to Mr. Kerkorian that Mr. Schrempp repeatedly had assured him throughout the negotiations that the proposed combination between Chrysler and Daimler-Benz would be a "merger of equals" with a joint post-merger management structure that would reflect and ensure that "equality." During the last of these discussions with Mr. Kerkorian, on or about April 6, 1998, Mr. Eaton advised Mr. Kerkorian that a detailed proposal for effectuating the "merger of equals" would be presented to Chrysler's board of directors for formal review in early May 1998. Mr. Eaton provided the details of his conversations with Mr. Schrempp to Tracinda with Mr. Schrempp's knowledge and consent. Indeed, Mr. Schrempp insisted on keeping Mr. Kerkorian fully apprised because he knew that a business combination between Daimler-Benz and Chrysler only could be accomplished with Tracinda's approval.

                  20. On May 7, 1998, Daimler-Benz, Chrysler and DaimlerChrysler executed an Amended and Restated Business Combination Agreement (the "BCA") which detailed the manner in which Daimler-Benz and Chrysler would "combine their respective businesses, stockholder groups, managements and other constituencies in a merger of equals transaction . . . ." The entirety of
 Article IV of the BCA is devoted to "DAIMLERCHRYSLER AG


                                      - 10-

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GOVERNANCE AFTER THE EFFECTIVE TIME [of the merger]," the pertinent written provisions of which read as follows:

                  (a) "Daimler-Benz, Chrysler and DaimlerChrysler AG agree that . . . DaimlerChrysler AG shall have a corporate governance structure reflecting that the transactions contemplated herein are a merger of equals:"
                           (Section 4.1, preamble).

                  (b) The establishment of a "DaimlerChrysler AG Supervisory Board" which "shall be composed of twelve members representing the shareholders, six of whom shall have been recommended . . . by Daimler-Benz
                           . . . and six of whom shall have been recommended .
                            . . by Chrysler . . ." (Section 4.1(b)).

                  (c) The establishment of a "DaimlerChrysler AG Management Board" which "shall consist of 18 members. In general, 50% of such members shall be those designated by Chrysler, and 50% of such members shall be those designated by Daimler-Benz . . . " (Section 4.1(d)).

                  (d) "For three years following the [merger], Juergen E. Schrempp and Robert J. Eaton shall be Co-CEOs and Co-Chairmen . . . of the Management Board . . . of DaimlerChrysler AG and members of the Office of the Chairmen of DaimlerChrysler AG." (Section 4.1(d)).

                  (e) The establishment of an "Integration Committee" which "shall consist of the Co-Chairmen of the Management Board of DaimlerChrysler AG . . . and 12 or more members . . ., 50% of which shall be designated by Chrysler and 50% of which shall be designated by Daimler-Benz." (Section 4.2).

                  (f) The establishment of "two operational headquarters: one located at the current headquarters of Daimler-Benz, and one located at the current headquarters of Chrysler." (Section 4.3).

                  21. Daimler-Benz, Chrysler and Tracinda also executed a Stockholder Agreement, dated as of May 7, 1998, pursuant to which Tracinda agreed to vote all of its Chrysler common stock in favor of the merger between the two companies as recommended by


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Chrysler's board of directors. But for Daimler-Benz's representation that the transaction was a merger of equals, Tracinda would not have executed the Stockholder Agreement. Further, Chrysler's directors considered Tracinda's support of the merger and agreement to vote all of its Chrysler shares in favor of the merger to be a material factor in their own decision to endorse the transaction. (Proxy Statement/Prospectus, at 50-52.)

                      (THE REGISTRATION STATEMENT AND PROXY
                 STATEMENT/PROSPECTUS CONTAIN FALSE STATEMENTS)

                  22. On or about August 6, 1998, Daimler-Benz, DaimlerChrysler and the Daimler Defendants caused to be filed with the SEC a registration statement under the Securities Act of 1933 on Form F-4 listing the registrant as "DAIMLERCHRYSLER AG as successor corporation to DAIMLER-BENZ AKTIENGESELLSCHAFT." The registration statement contained a proxy statement and prospectus (collectively, the registration statement, proxy statement and prospectus shall be referred to as the "Proxy Statement/Prospectus") which, according to its terms, was being furnished to holders of shares of common stock in Chrysler, relating to the offering and issuance of no par value Ordinary Shares by DaimlerChrysler, as part of a series of transactions "which together will have the effect of combining the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a 'merger-of-equals' transaction." (Proxy Statement/Prospectus, at 1.)

                  23. The Proxy Statement/Prospectus stated that a special meeting of the stockholders of Chrysler would be held in Wilmington, Delaware on September 18, 1998 to consider and vote upon a proposal to approve the aforementioned business combination involving Chrysler and Daimler-Benz (the "Chrysler-Daimler-Benz Merger"), which if consummated would leave the former Chrysler stockholders (as well as the former Daimler-Benz shareholders) as stockholders in the new entity known as "DaimlerChrysler AG."

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                  24. The Proxy Statement/Prospectus stated that the board of directors of Chrysler had unanimously approved the Chrysler-Daimler-Benz Merger as "fair to and in the best interests of Chrysler and Chrysler's stockholders" and, hence, recommended its adoption by Chrysler shareholders. (Proxy Statement/Prospectus, at 2.) The Proxy Statement/Prospectus also stated that the Chrysler-Daimler-Benz Merger would leave the former stockholders of Chrysler owning approximately 42% of the outstanding stock of DaimlerChrysler, through an exchange of 0.6235 of a DaimlerChrysler "Ordinary Share" for each share of Chrysler common stock. (Proxy Statement/Prospectus, at 1-2.) The Proxy Statement/Prospectus also stated that the "affirmative vote of a majority" of the common stockholders of Chrysler (as of the July 20, 1998 record date) was needed for approval of the Chrysler-Daimler-Benz Merger. (Proxy Statement/Prospectus, at 43.)

                  25. The Proxy Statement/Prospectus stated that Chrysler's single largest shareholder, Tracinda, which as of July 30, 1998 owned 71,753,992 shares or approximately 11% of Chrysler's common stock, and Mr. Kerkorian had entered into the Stockholder Agreement with Daimler-Benz and Chrysler, pursuant to which Tracinda had promised to vote all of its shares in favor of the Chrysler-Daimler-Benz Merger. (Proxy Statement/Prospectus, at 44.)

                  26. The Proxy Statement/Prospectus consistently repeated that the Chrysler-Daimler-Benz Merger would be a "merger-of-equals" transaction. (SEE, E.G., Proxy Statement/Prospectus, at Preface, 11, 16, 47, 48, 51, 57, 65 & 93.) In this regard, the Proxy Statement/Prospectus made specific representations regarding the manner in which DaimlerChrysler would be governed:

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                           (a) Ultimately, the Supervisory Board of
DaimlerChrysler would consist of twenty members: five from the Daimler-Benz Supervisory Board, five from outside members of Chrysler's board of directors, and the remaining ten would be employee representatives. (Proxy
Statement/Prospectus, at 16.)

                           (b) For at least two years after the effective date
of the Chrysler-Daimler-Benz Merger, the then-current chairman of the Daimler-Benz Supervisory Board (Mr. Kopper) would continue as chairman of the DaimlerChrysler Supervisory Board. (Proxy Statement/Prospectus, at 16.)

                           (c) DaimlerChrysler would have a "Management Board"
consisting of eighteen members, half to be designated by Chrysler and half to be designated by Daimler-Benz, with two additional members responsible for managing Daimler-Benz's non-automotive businesses. (Proxy Statement/Prospectus, at 16-17.)

                           (d) For three years following consummation of the
Chrysler-Daimler-Benz Merger, Mr. Schrempp and Robert J. Eaton (the chairman and chief executive officer of Chrysler) would serve as "Co-CEOs" and "Co-Chairmen" of the DaimlerChrysler Management board and as members of the so-called "Office of the Chairmen of DaimlerChrysler AG." (Proxy Statement/Prospectus, at 17.)

                           (e) The DaimlerChrysler Management Board would
establish an "Integration Committee" (later known as the "Shareholders Committee") of twelve or more members, half designated by Daimler-Benz and half by Chrysler, including the Co-Chairmen of the Management Board. (Proxy Statement/Prospectus, at 17.)

                           (f) Following the consummation of the
Chrysler-Daimler-Benz Merger, DaimlerChrysler "shall maintain two operational headquarters, one located at the current


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headquarters of Daimler-Benz, and one located at the current headquarters of
Chrysler [in Auburn Hills, Michigan.]" (Proxy Statement/Prospectus, at 17.)

                           (g) According to the Proxy Statement/Prospectus,
"English shall be the official language for the management of DaimlerChrysler" following the consummation of the Chrysler-Daimler-Benz Merger. (Proxy Statement/Prospectus, at 17.)

                  27. Consistent with the foregoing representations concerning the manner in which corporate governance of DaimlerChrysler would be implemented, the Proxy Statement/Prospectus contained a long section describing the history of the discussions between Mr. Schrempp and Daimler-Benz, on the one hand, and Chrysler management, on the other hand, that culminated with the Chrysler-Daimler-Benz Merger. In this regard, the Proxy Statement/Prospectus stated as follows:

                           (a) Negotiations had begun in mid-January 1998, when
Mr. Schrempp visited Mr. Eaton in Detroit and "suggested it might be mutually beneficial if Daimler-Benz and Chrysler were to consider the possibility of a business combination." (Proxy Statement/Prospectus, at 47.) Subsequently, over the course of February 1998, Mr. Eaton and other Chrysler senior executives met on several occasions with Mr. Schrempp and other members of the Daimler-Benz management board. According to the Proxy Statement/Prospectus, "[d]uring the course of these discussions and thereafter, representatives of Chrysler stated that it was important to Chrysler that any potential transaction maximize value for its stockholders, that it be tax-free to Chrysler's U.S. stockholders and tax efficient for DaimlerChrysler AG, THAT IT HAVE THE POST-MERGER GOVERNANCE STRUCTURE OF A "MERGER-OF-EQUALS," . . . that it result in the combination of the respective businesses of Daimler-Benz and Chrysler


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into one public company and that it limit any post-effective contingencies. . ."
(Proxy Statement/Prospectus, at 47, emphasis added.)

                           (b) Over the course of March and April 1998,
representatives of Chrysler and Daimler-Benz, as well as their respective legal and investment banking advisors, met in Lausanne, New York and London, among other locations, to continue and refine merger discussions. The Proxy Statement/Prospectus stated that the "major points" of discussion during that period and thereafter involved, among other things, "identifying a governance structure that would take into account the parties' goal of incorporating the best U.S. and German practices" and "creating a management organization for the combined company that achieves a meaningful sharing of management roles consistent with the parties' conception of the Transactions as a 'merger of equals.' (Proxy Statement/Prospectus, at 48.)

                           (c) Chrysler and Daimler-Benz concluded that the
proposed Chrysler-Daimler-Benz Merger would be more likely to win approval from "important constituencies of Daimler-Benz" if the combined parent company were a German stock corporation: "Consequently, the parties decided that a new company organized under the laws of . . . Germany should be the new public parent company and that the Transactions would be the best means to accomplish the parties' objectives for a business combination transaction, INCLUDING IMPLEMENTING A MERGER OF EQUALS COMBINING BOTH COMPANIES' BUSINESSES, stockholder groups, managements and other constituencies, and further that THE GOVERNANCE STRUCTURE THAT HAD BEEN DISCUSSED WOULD BE AN APPROPRIATE MANAGEMENT STRUCTURE FOR THE COMBINED COMPANY in the future." (Proxy Statement/Prospectus, at 49; emphasis added.)

                           (d) Subsequently, in early May 1998, Chrysler's board
of directors reviewed and approved the written documentation for effectuating the Chrysler-Daimler-Benz

Merger. (Proxy Statement/Prospectus, at 49.) According to the Proxy Statement/ Prospectus, among the key material factors that led to the approval by the Chrysler board was "[t]he 'merger-of-equals' corporate governance structure contemplated by the Combination Agreement, which, in the view of the Chrysler Board, means that Chrysler's directors and senior management will be in a position to help bring about the realization of the enhanced growth prospects and synergies expected from the combination of the two companies, for the benefit of stockholders of DaimlerChrysler AG (including former stockholders of Chrysler)." (Proxy Statement/Prospectus, at 51.)

                           (e) At the same time, on May 6 and 14, 1998, the
Daimler-Benz Supervisory Board met in Stuttgart for detailed briefing and discussion of the strategic reasons behind the proposed merger, "including, among other things, general consolidation in the automotive industry and the strong potential for synergies between the constituent companies, the company profile of Chrysler, the transaction structure, organizational issues relating to the structure and composition of the DaimlerChrysler Management Board and Supervisory Board and the prospects for enhancing the value of the combined entity in the future." (Proxy Statement/Prospectus, at 49.)

                     (THE DEFENDANTS IMPLEMENT THEIR SECRET

                 PLAN TO ASSUME SOLE CONTROL OF DAIMLERCHRYSLER)

         28. On or about September 18, 1998, at a stockholders' meeting held in Wilmington, Delaware, 475,771,250 shares of Chrysler were voted in favor of the Chrysler-Daimler-Benz Merger, which constituted 97% of the common stock which voted on the transaction. On or about November 17, 1998, pursuant to the Proxy Statement/Prospectus, the common stockholders of Chrysler, including Tracinda, received shares of DaimlerChrysler stock in exchange for their shares of common stock in Chrysler. Had Tracinda known that defendants did not intend to honor their promises and that their true intentions were to fire Chrysler's management and reduce the company to "division" status, Tracinda would not have voted in favor of the merger and would not have exchanged its stock.

                  29. Defendants knew that they could not act immediately to subordinate Chrysler and its executives to direct control by Daimler-Benz and its executives because they would risk embarrassing litigation which could potentially cause the unraveling of the Chrysler-Daimler-Benz Merger and, hence, frustrate the secret plan espoused by Mr. Schrempp to subjugate and exploit Chrysler. Accordingly, defendants privately resolved to undercut the influence and autonomy of the Chrysler executives and other Chrysler constituencies within DaimlerChrysler on a gradual, insidious basis over an extended period of time, while paying lip service to the corporate governance protocols touted to Chrysler's directors and management in the BCA and to Chrysler's former shareholders in the Proxy Statement/Prospectus, as well as Daimler-Benz's earlier representations to Tracinda through Chrysler to induce Tracinda to sign the Stockholder Agreement.

                  30. To conceal their fraud and to otherwise lull Tracinda, among others, into a false sense of complacency after the consummation of the Chrysler-Daimler-Benz Merger, defendants allowed Mr. Eaton to assume a position as "Co-CEO" and "Co-Chairman" of DaimlerChrysler, allowed certain other individuals nominated by Chrysler to assume positions on the Supervisory Board and Management Board of DaimlerChrysler and permitted certain Chrysler executives to remain in charge of Chrysler operations.

                  31. Thereafter, over the course of late 1999 and 2000, defendants took certain steps to decrease the influence and autonomy of the Chrysler constituencies within DaimlerChrysler, but did so in a manner calculated to mask their true intentions and to avoid alerting Tracinda and the other shareholders, as well as Chrysler's management, to the fact that the entire proposed corporate governance structure for the combined companies had been a sham. As part of the affirmative steps taken to conceal their secret plans, Mr. Schrempp told Chrysler executives in mid-September 1999 that the management structure of Daimler-Benz needed to be streamlined in order to promote greater efficiency. Tracinda never suspected and could never have uncovered defendants' true intentions because Mr. Schrempp and DaimlerChrysler always came up with a seemingly legitimate business reason for terminating or transferring a Chrysler executive.

                  32. Supposedly to streamline operations, in late September 1999, DaimlerChrysler announced that Theodor Cunningham (in charge of sales and marketing for Latin America) and Kurt Lauk (in charge of commercial vehicle operations) would leave the Management Board, with their responsibilities to be assumed by other Management Board members. In this regard, DaimlerChrysler charged James Holden, a long-standing Chrysler executive and member of the Management Board, with assuming Mr. Cunningham's responsibilities, and Dieter Zetsche, a trusted associate of Mr. Schrempp and member of the Management Board, assumed Mr. Lauk's responsibilities. Subsequently, in or about October 1999, DaimlerChrysler fired Thomas Stallkamp, a veteran Chrysler executive, president of DaimlerChrysler operations in the United States, and a member of the Management Board. Tracinda is informed and believes and alleges on that basis herein that Mr. Stallkamp was and had been a vocal proponent of Chrysler constituencies, had criticized management decisions espoused by Daimler-Benz executives when he saw fit, and was targeted for termination by Mr. Schrempp for those reasons. At the same time, Mr. Schrempp caused Mr. Holden to be appointed Mr. Stallkamp's successor as president of DaimlerChrysler operations in the United

States. Although Mr. Holden's replacement of Mr. Stallkamp was intended by Mr. Schrempp to superficially pacify anxiety on the part of Chrysler employees, stockholders and other observers that a non-Chrysler executive would be put in charge of U.S. operations, unbeknownst to Tracinda, defendants had taken another step in their plan to gradually remove executives who were a product of the Chrysler corporate culture and were likely to support Chrysler constituencies within DaimlerChrysler. In this instance, because Mr. Holden already had a seat on DaimlerChrysler's Management Board, Mr. Stallkamp's removal created a vacancy which decreased the number of seats held by former Chrysler executives, thus increasing the control which Messrs. Schrempp, Gentz and Kopper had over DaimlerChrysler.

                  33. On Tuesday, November 14, 2000, DaimlerChrysler announced that Mr. Holden would be fired from his post as president of U.S. operations. On Friday, November 17, 2000, after a meeting of the DaimlerChrysler Management Board, Mr. Holden's termination was formally implemented, and DaimlerChrysler simultaneously announced that Messrs. Zetsche and Bernhard would assume control of DaimlerChrysler's U.S. operations as president and chief operating officer, respectively. Most recently, on November 21, 2000, DaimlerChrysler announced that three more top American executives from Chrysler's management team had been terminated: Kathleen Oswald, Chrysler's chief administrative officer and one of the auto industry's highest ranking female executives; Theodor Cunningham, Chrysler's executive vice president of global sales; and Antonio Cervone, head of Chrysler's global communications. With the firing of Mr. Holden and his replacement by long-standing Daimler-Benz executives, as well as the termination of the other key executives, defendants acted unambiguously in a manner demonstrating that there is no "merger of equals" between Chrysler and Daimler-Benz, and that henceforth Chrysler constituencies and operations within DaimlerChrysler would be controlled directly by former Daimler-Benz executives reporting to Mr. Schrempp.

                       (MR. SCHREMPP ADMITS THAT HE LIED)

                  34. Only a few days before DaimlerChrysler announced the firing of Mr. Holden, on October 30, 2000, the Financial Times, a business news publication based in the United Kingdom, published an article (the "October 30th Article") written by Tim Burt and Richard Lambert that recounted certain details of the reporters' interview of Mr. Schrempp. The admissions by Mr. Schrempp in this interview provide clear and convincing evidence that he lied to secure Tracinda's signature on the Stockholder Agreement and lied within the Proxy Statement/Prospectus to induce all Chrysler shareholders, including Tracinda, to exchange their shares. Tracinda attaches, as Exhibit "A" hereto, a true and correct copy of the October 30th Article, which reads in pertinent part as follows:

                  In a wide-ranging interview ahead of this week's two-day meeting [of the Daimler-Chrysler Management Board], he [Mr. Schrempp] delivered a passionate defence of both the merger and his ambition to create a global carmaker.

                  In doing so, however, he admitted that Chrysler had been relegated to a standalone division. Far from being "a merger of equals", as originally conceived, the deal has emerged as just one deal among several from the "executive war room" of Daimler's Stuttgart headquarters.

                  Now that most of Chrysler's old management board has resigned or retired, Mr. Schrempp sees no reason to maintain the fiction. "Me being a chess player, I don't normally talk about the second or third move. The structure we have now with Chrysler (as a standalone division) was always the structure I wanted," he says. "We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said: 'There is no way we'll do a deal.'"

                  "But it's precisely what I wanted to do. From the start structure, we have moved to what we have today."

                  What DaimlerChrysler has today is a US division where vehicle design, procurement, production and marketing are being overhauled. Mr. Schrempp maintains this was always the plan following the initial post-merger integration, which generated about $1.4bn in savings. (October 30th Article, at 1-2.)

                  35. With the publication of the October 30th Article, Tracinda first learned that Daimler-Benz had fraudulently induced Tracinda to sign the Stockholder Agreement and that Daimler-Benz and DaimlerChrysler had misrepresented the true nature of the management structure of the combined companies in connection with the exchange of Chrysler common stock for shares of DaimlerChrysler common stock as part of the merger.

                  36. Contemporaneously, Mr. Schrempp also was being interviewed by a panel of editors from Barron's Magazine, a worldwide financial weekly. In an article published on November 4, 2000, Mr. Schrempp again admitted that he lied about Daimler-Benz's merger with Chrysler: "We said in spirit it was a merger of equals, but in our minds we knew how we wanted to structure the company, and today I have it. I have Daimler, and I have divisions."

                             FIRST CLAIM FOR RELIEF

             (FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND
       RULE 10b-5 AGAINST DAIMLER-BENZ, DAIMLERCHRYSLER AND MR. SCHREMPP)

                  37. Tracinda incorporates by reference paragraphs 1 through 36 above.

                  38. Tracinda asserts this claim within one year of the date of Tracinda's discovery of the misrepresentations and omissions alleged herein, and within three years of defendants' purchase and sale of Chrysler and DaimlerChrysler common stock, respectively, pursuant to the exchange of securities which occurred in connection with the Chrysler-Daimler-Benz Merger.

                  39. As alleged above, defendants, and each of them, by use of interstate commerce, the mails and one or more national securities exchange, engaged in a device, scheme or artifice to defraud and likewise engaged in actions, practices or courses of business which operated as a fraud or deceit, in connection with the purchase and sale of Chrysler common stock for common stock issued by DaimlerChrysler, as part of the consummation of the Chrysler-Daimler-Benz Merger.

                  40. Without limiting the foregoing, defendants individually and collectively embarked upon a scheme to deceive or defraud investors in Chrysler common stock, including in particular Tracinda, by making various representations of material facts that were untrue or misleading in connection with Tracinda's purchase of stock in DaimlerChrysler through the exchange of its Chrysler stock, including the following false and misleading statements:

                           (a) From February through May 1998, defendants
represented to Tracinda that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which Tracinda and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured and maintained in such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of Tracinda's investment in DaimlerChrysler; and

                           (b) In the Proxy Statement/Prospectus, defendants
represented to Tracinda that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which Tracinda and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured and maintained in such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of Tracinda's investment in DaimlerChrysler.

                  41. Defendants knew such representations were false and misleading because Daimler-Benz and DaimlerChrysler, along with the Daimler Defendants, already had decided to take total control over Chrysler, to reduce or eliminate the influence of Chrysler management on the affairs of DaimlerChrysler, to relegate Chrysler to division status and to conceal this secret objective from Tracinda, other Chrysler shareholders, Chrysler management, and the rest of the investing world until such time as defendants had completed their plan.

                  42. The representations detailed hereinabove were reasonably relied upon by Tracinda in exchanging its shares of Chrysler common stock for shares of DaimlerChrysler common stock. Moreover, as a direct and proximate result of defendants' misrepresentations and omissions, Tracinda was deceived into forsaking the "acquisition premium" that Tracinda would have demanded for the sale of its Chrysler shares in connection with a change in control or complete acquisition of Chrysler.

                  43. Tracinda is informed and believes and on that basis alleges herein that each of the defendants participated in the preparation and/or dissemination of the false representations.

                  44. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 10(b) of the Exchange Act and Rule 10b-5, Tracinda has been damaged and continues to be damaged in an amount not yet fully determinable, but at least in the amount of the diminution in value of its shares of Chrysler common stock and its shares of DaimlerChrysler common stock, plus the acquisition premium which Daimler-Benz misappropriated.

                             SECOND CLAIM FOR RELIEF

                       (FOR VIOLATION OF SECTION 20 OF THE
                  EXCHANGE ACT AGAINST THE DAIMLER DEFENDANTS)

                  45. Tracinda incorporates paragraphs 1 through 36, and 38 through 43, above.

                  46. Messrs. Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the foregoing false representations by providing information or approving their substance.

                   47. Messrs. Schrempp, Gentz and Kopper are controlling persons with respect to Daimler-Benz and DaimlerChrysler regarding the content of the misrepresentations made to Tracinda, within the meaning of Section 20 of the Exchange Act, because they had the authority or power to control or influence the conduct of Daimler-Benz and DaimlerChrysler.

                  48. Messrs. Schrempp, Gentz and Kopper knew or should have known of the violations of Section 10(b) of the Exchange Act as set forth in the First Claim for Relief, above.

                  49. Messrs. Schrempp, Gentz and Kopper failed to disclose to Tracinda the truth concerning the false and misleading statements contained in defendants' communications with Tracinda and failed to advise Tracinda of the omitted statements of material fact. Defendants knew these representations to be false and misleading at the time that they were made.

                  50. As a direct and proximate result of these defendants' unlawful course of conduct, Tracinda has been damaged and continues to be damaged in an amount not yet fully determinable, but at least in the amount of the diminution in value of its shares of Chrysler common stock and its shares of DaimlerChrysler common stock, plus the acquisition premium which Daimler-Benz misappropriated.

                            THIRD CLAIM FOR RELIEF

               (FOR VIOLATION OF SECTION 11 OF THE SECURITIES ACT
               AGAINST DAIMLERCHRYSLER, MR. SCHREMPP AND MR. GENTZ)

                  51. Tracinda incorporates paragraphs 1 through 36 above.

                  52. Tracinda asserts this claim within one year of the date that Tracinda discovered or should have discovered, through the exercise of reasonable diligence, the untrue statements and omissions alleged herein, and within three years after the BONA FIDE offering of DaimlerChrysler common stock to the public pursuant to the exchange of securities which occurred in connection with the Chrysler-Daimler-Benz Merger.

                  53. The registration statement prepared by the defendants and distributed in connection with the Chrysler-Daimler-Benz Merger was inaccurate and misleading, contained untrue statements of material facts, omitted other material facts necessary to make the statements made not misleading, and concealed and failed adequately to disclose material facts as described above.

                  54. Tracinda purchased securities from DaimlerChrysler in a public offering by exchanging its shares of Chrysler common stock for shares of DaimlerChrysler common stock. DaimlerChrysler is the registrant of the securities issued. The defendants named herein were responsible for the content and dissemination of the registration statement. As issuer of the securities, DaimlerChrysler is strictly liable to Tracinda. Messrs. Schrempp and Gentz are jointly and severally liable as signatories of the registration statement.

                  55. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 11 of the Securities Act, Tracinda has been damaged and continues to be damaged in an amount not yet fully determinable, but which represents the difference between the value of the common stock of Chrysler that Tracinda exchanged in the merger and the present value of the stock that Tracinda now owns in DaimlerChrysler.

                             FOURTH CLAIM FOR RELIEF

              (FOR VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT
               AGAINST DAIMLERCHRYSLER, MR. SCHREMPP AND MR. GENTZ)

                  56. Tracinda incorporates paragraphs 1 through 36 above.

                  57. Tracinda asserts this claim within one year of the date on which Tracinda discovered or should have discovered, through the exercise of reasonable diligence, the untrue statements and omissions alleged herein, and within three years after the BONA FIDE sale of DaimlerChrysler common stock pursuant to the exchange of securities which occurred in connection with the Chrysler-Daimler-Benz Merger.

                  58. Tracinda was a purchaser of common stock issued by DaimlerChrysler and offered pursuant to the Proxy Statement/Prospectus. Defendants were sellers, offerors and/or solicitors of sales of the DaimlerChrysler stock offered pursuant to the Proxy Statement/Prospectus. The Proxy Statement/Prospectus prepared by the defendants and distributed in connection with the Chrysler-Daimler-Benz Merger was inaccurate and misleading, contained untrue statements of material facts, omitted other material facts necessary to make the statements made not misleading and concealed and failed to adequately disclose material facts as described above.

                  59. As a direct and proximate result of defendants' unlawful course of conduct in violation of Section 12(a)(2) of the Securities Act, Tracinda has been damaged and continues to be damaged in an amount not yet fully determinable, but which represents the difference between the value of the common stock of Chrysler that Tracinda exchanged in the merger and the present value of the stock that Tracinda now owns in DaimlerChrysler.

                             FIFTH CLAIM FOR RELIEF

                       (FOR VIOLATION OF SECTION 15 OF THE
                  EXCHANGE ACT AGAINST THE DAIMLER DEFENDANTS)

                  60. Tracinda incorporates paragraphs 1 through 36, 52 through 54, and 57 through 58, above.

                  61. Messrs. Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the foregoing false representations by providing information or approving their substance.

                  62. Messrs. Schrempp, Gentz and Kopper are controlling persons with respect to DaimlerChrysler regarding the content of the misrepresentations made to Tracinda, within the meaning of Sections 11 and 12(a)(2) of the Securities Act, because they had the authority or power to control or influence the conduct of DaimlerChrysler, signed the registration statement and/or otherwise participated in the process which allowed the offering to be completed.

                  63. Messrs. Schrempp, Gentz and Kopper knew or should have known of the violations of Sections 11 and 12(a)(2) of the Securities Act as set forth in the Third and Fourth Claims for Relief, above.

                  64. Messrs. Schrempp, Gentz and Kopper failed to disclose to Tracinda the truth concerning the false and misleading statements contained in defendants' communications with Tracinda and failed to advise Tracinda of the omitted statements of material fact. Defendants knew these representations and omissions to be false and misleading at the time that they were made.

                  65. As a consequence of these defendants' unlawful course of conduct, Tracinda has been damaged and continues to be damaged in an amount not yet fully determinable, but which represents the difference between the value of the common stock of

Chrysler that Tracinda exchanged in the merger and the present value of the stock that Tracinda now owns in DaimlerChrysler.

                             SIXTH CLAIM FOR RELIEF

            (FOR VIOLATIONS OF SECTION 14(a) of THE EXCHANGE ACT AND RULE 14a-9 AGAINST DAIMLERCHRYSLER, MR. SCHREMPP AND MR. GENTZ)


                  66. Tracinda incorporates paragraphs 1 through 36 above.

                  67. The defendants named herein violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, because these defendants solicited and permitted the use of their names to solicit proxies from Tracinda by means of a proxy statement, included within the Proxy Statement/Prospectus, that contained statements, as set forth in greater detail hereinabove, which at the time and in the light of the circumstances under which they were made were false and misleading with respect to material facts to state material facts necessary in order to make the statements therein not false and misleading.

                  68. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 14(a) of the Exchange Act and Rule 14a-9, Tracinda has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in voting on the merger for which monetary damages alone are insufficient compensation. To restore the STATUS QUO ANTE, Tracinda asks the Court to unwind the transaction in order to allow Chrysler once again to exist as an independent corporation owned by Chrysler's shareholders, and to order the return of all value, including distributions, which DaimlerChrysler caused Chrysler to transfer. Tracinda is prepared to tender all of the shares of DaimlerChrysler common stock which it presently owns to effectuate such a transaction.

                            SEVENTH CLAIM FOR RELIEF

       (FOR FRAUD IN THE INDUCEMENT AGAINST DAIMLER-BENZ AND MR SCHREMPP)

                  69. Tracinda incorporates paragraphs 1 through 36 above.

                  70. By and through the course of conduct described in detail hereinabove, defendants represented to Tracinda that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which Tracinda and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured and maintained in such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of Tracinda's investment in DaimlerChrysler.

                  71. The representations made by defendants to Tracinda were in fact false because Daimler-Benz and its senior management never had any serious intention of forming a "merger of equals" with Chrysler. Rather, Mr. Schrempp and the other individuals comprising Daimler-Benz's senior management already had decided to take total control over Chrysler, to reduce or eliminate the influence of Chrysler management on the affairs of DaimlerChrysler, to relegate Chrysler to the subordinate role of a wholly owned subsidiary of Daimler-Benz and to conceal this secret objective from Tracinda, other Chrysler shareholders, Chrysler management, and the rest of the investing world until such time as defendants had completed their plan.

                  72. When defendants made these representations, defendants knew them to be false and made the representations with the specific intention to deceive and defraud Tracinda and to induce Tracinda to enter into the Stockholder Agreement and otherwise to endorse the merger.

                  73. Tracinda, at the time these representations were made by defendants, was ignorant of the falsity of defendants' representations and reasonably believed them to be true and made in good faith. In reliance upon defendants' misrepresentations, Tracinda entered in the Stockholder Agreement and otherwise endorsed the merger, previously alleged hereinabove, refrained and forbore from selling its stockholdings in Chrysler on the open market, and disregarded or foreclosed itself from pursuing other opportunities to influence the management of Chrysler and the common stockholders of Chrysler to reject the merger transaction offered by Daimler-Benz and to remain independent, or, alternatively, to seek from Daimler-Benz the "acquisition premium" that Tracinda would have demanded for the sale of its Chrysler shares in connection with a change in control or complete acquisition of Chrysler. Had Tracinda known the actual facts, it never would have entered into the Stockholder Agreement, never would have endorsed the merger and never would have permitted these defendants to misappropriate the value of the "acquisition premium" for themselves and subsequently to ruin, through their relegation of Chrysler to "division" status and their purge of Chrysler's management team, the value of Tracinda's enormous investment in Chrysler which has dwindled significantly in the two years since the consummation of the Chrysler-Daimler-Benz Merger.

                  74. As a direct and proximate result of defendants' fraudulent conduct, Tracinda has incurred general, special and consequential damages.

                  75. The fraudulent conduct of defendants was wanton, willful and calculated to destroy the value of Tracinda's investment in Chrysler, and was performed by defendants knowingly and intentionally, in conscious violation and disregard of Tracinda's legal rights, thereby justifying an award of punitive and exemplary damages in an amount sufficient to punish and make an example of defendants for having intentionally induced Tracinda into executing the Stockholder Agreement.

                             EIGHTH CLAIM FOR RELIEF

            (FOR FRAUD IN CONNECTION WITH THE EXCHANGE OF SECURITIES
              AGAINST DAIMLER-BENZ, DAIMLERCHRYSLER, AND MR. SCHREMPP)

                  76. Tracinda incorporates paragraphs 1 through 36 above.

                  77. By and through the course of conduct described in detail hereinabove, defendants represented to Tracinda in connection with the exchange of securities pursuant to the merger that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which Tracinda and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured and maintained in such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of Tracinda's investment in DaimlerChrysler.

                  78. The representations made by defendants to Tracinda were in fact false because Daimler-Benz and its senior management never had any serious intention of forming a "merger of equals" with Chrysler, Rather, Mr. Schrempp and the other individuals comprising Daimler-Benz's senior management already had decided to take total control over Chrysler, to reduce or eliminate the influence of Chrysler management on the affairs of DaimlerChrysler, to relegate Chrysler to the subordinate role of a wholly owned subsidiary of Daimler-Benz and to conceal this secret objective from Tracinda, other Chrysler shareholders, Chrysler management, and the rest of the investing world until such time as defendants had completed their plan.

                  79. When defendants made these representations, defendants knew them to be false and made the representations with the specific intention to deceive and defraud Tracinda and to induce Tracinda to exchange its shares of Chrysler common stock for shares of DaimlerChrysler common stock.

                  80. Tracinda, at the time these representations were made by defendants, was ignorant of the falsity of defendants' representations and reasonably believed them to be true and made in good faith. In reliance upon defendants' misrepresentations, Tracinda exchanged its shares of Chrysler common stock for shares of DaimlerChrysler common stock in the merger. Had Tracinda known the actual facts, it never would have exchanged its shares and never would have permitted these defendants to misappropriate the value of the "acquisition premium" for themselves and subsequently to ruin, through their relegation of Chrysler to "division" status and their purge of Chrysler's management team, the value of Tracinda's enormous investment in Chrysler, which has dwindled significantly in the two years since the consummation of the Chrysler-Daimler-Benz merger.

                  81. As a direct and proximate result of defendants' fraudulent conduct, Tracinda has incurred general, special and consequential damages.

                  82. The fraudulent conduct of defendants was wanton, willful and calculated to destroy the value of Tracinda's investment in Chrysler, and was performed by defendants knowingly and intentionally, in conscious violation and disregard of Tracinda's legal rights, thereby justifying an award of punitive and exemplary damages in an amount sufficient to punish and make an example of defendants for having intentionally deceived the Chrysler shareholders and the investing public at large.

                              NINTH CAUSE OF ACTION

               (FOR CONSPIRACY TO DEFRAUD AGAINST ALL DEFENDANTS)

                  83. Tracinda incorporates paragraphs 1 through 36, 70 through 73, and 77 through 80, above.

                  84. Defendants, and each of them, knowingly and wilfully pursued a conspiracy, common enterprise and common course of conduct between and among themselves to accomplish the foregoing unlawful acts for the purpose of
(a) inducing Tracinda to enter into the Stockholder Agreement and otherwise endorsing the merger, (b) inducing Tracinda to exchange its shares of Chrysler common stock for shares of DaimlerChrysler common stock, (c) appropriating the acquisition premium for themselves, and (d) obtaining complete operating control of Chrysler.

                  85. Defendants, and each of them, encouraged and rendered substantial assistance to each other in accomplishing the foregoing wrongful course of conduct. In so doing, each defendant acted with full awareness of his primary wrongdoing and realized that such conduct would substantially assist the accomplishment of the wrongdoing by the other.

                  86. By perpetrating this civil conspiracy, defendants have caused and continue to cause Tracinda to sustain general, special and consequential damages.

                  87. Defendants, and each of them, in perpetrating this civil conspiracy, have acted with malice and in a manner calculated to destroy the value of Tracinda's investment in Chrysler. These acts were performed by defendants knowingly and intentionally, in conscious violation and disregard of Tracinda's legal rights, thereby justifying an award of punitive and exemplary damages in an amount sufficient to punish and make an example of defendants for having intentionally deceived the Chrysler shareholders and the investing public at large.

                  WHEREFORE, Tracinda requests the Court to enter judgment against defendants, jointly and severally, as follows:

                  1. For actual damages according to proof at trial, which includes the acquisition premium that defendants denied Tracinda, under Section 10(b) of the Exchange Act of 1934.

                  2. For "rescissory" damages according to proof at trial, which represents the difference between the value of the common stock of Chrysler that Tracinda exchanged in the merger and the present value of the stock that Tracinda now owns in DaimlerChrysler, under Sections 11 and 12(a)(2) of the Securities Act of 1933.

                  3. For compensatory damages according to proof at trial, plus punitive damages in an amount sufficient to punish and make an example of defendants for lying to all of Chrysler's shareholders and the investing public at large, under common law fraud and conspiracy.

                  4. For an order unwinding the transaction so that Chrysler once again may exist as an independent corporation owned by Chrysler's shareholders, and returning all value, including distributions, which DaimlerChrysler caused Chrysler to transfer, pursuant to Section 14(a) of the Exchange Act of 1934.

                  5. For pre- and post-judgment interest in the maximum amount prescribed by law.

                  6. For such other and further relief as the Court may deem just and proper.

                                       MORRIS, NICHOLS, ARSHT & TUNNELL



                                       /s/ Alan J. Stone
                                       ---------------------------------------
                                       A. Gilchrist Sparks, III (#0467)
                                       Alan J. Stone (#2677)
                                       Jessica Zeldin (#3558)
                                       1201 N. Market Street
                                       P.O. Box 1347
                                       Wilmington, DE 19899-1347
                                       (302) 658-9200
                                         Attorneys for Plaintiff
                                         Tracinda Corporation

 OF COUNSEL:

 Terry Christensen
 Eric Landau
 Steven J. Aaronoff
 CHRISTENSEN, MILLER, FINK, JACOBS,
  GLASER, WEIL & SHAPIRO, LLP
 2121 Avenue of the Stars
 Eighteenth Floor
 Los Angeles, CA 90067
 (310) 553-3000

 William G. McGuinness
 Douglas H. Flaum
 FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
 One New York Plaza
 New York, NY 10004
 (212) 859-8170

 November 27, 2000

                              DEMAND FOR JURY TRIAL

                  Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, plaintiff Tracinda Corporation ("Tracinda") hereby demands trial by jury in this action of all claims asserted against defendants Juergen Schrempp, Manfred Gentz and Hilmar Kopper as permitted by law.

                                       MORRIS, NICHOLS, ARSHT & TUNNELL



                                       /s/ Alan J. Stone
                                       ---------------------------------------
                                       A. Gilchrist Sparks, III (#0467)
                                       Alan J. Stone (#2677)
                                       Jessica Zeldin (#3558)
                                       1201 N. Market Street
                                       P.O. Box 1347
                                       Wilmington, DE 19899-1347
                                       (302) 658-9200
                                         Attorneys for Plaintiff
                                         Tracinda Corporation

 OF COUNSEL:

 Terry Christensen
 Eric Landau
 Steven J. Aaronoff
 CHRISTENSEN, MILLER, FINK, JACOBS,
  GLASER, WEIL & SHAPIRO, LLP
 2121 Avenue of the Stars
 Eighteenth Floor
 Los Angeles, CA 90067
 (310) 553-3000

 William G. McGuinness
 Douglas H. Flaum
 FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
 One New York Plaza
 New York, NY 10004
 (212) 859-8170

 November 27, 2000

COMMENT & ANALYSIS: THE SCHREMPP GAMBIT: THE CHAIRMAN OF DAIMLERCHRYSLER OFFERS A PASSIONATE DEFENCE OF HIS STRATEGY AND TELLS TIM BURT AND RICHARD LAMBERT THAT HE NEVER ENVISAGED THE MERGER AS A PARTNERSHIP OF EQUALS:

Financial Times, Oct 30, 2000

By TIM BURT and RICHARD LAMBERT

When the board of DaimlerChrysler meets in New York today, the proceedings are likely to be dominated by the rapid-fire questions and strategic decision-making of one man, Jurgen Schrempp.

DaimlerChrysler's cigar-smoking chairman, who orchestrated the 1998 merger of Daimler Benz and Chrysler, will be briefed on the latest tactics to improve both investor sentiment and profitability at the German-US group.

Mr Schrempp feels ill-judged by market reaction to a deal that, according to his vision, promises to become "the best automotive company in the world". In a wide-ranging interview ahead of this week's two-day meeting, he delivered a passionate defence of both the merger and his ambition to create a global carmaker.

In doing so, however, he admitted that Chrysler had been relegated to a standalone division. Far from being "a merger of equals", as originally conceived, the deal has emerged as just one deal among several from the "executive war-room" of Daimler's Stuttgart headquarters.

Now that most of Chrysler's old management board has resigned or retired, Mr Schrempp sees no reason to maintain the fiction. "Me being a chess player, I don't normally talk about the second or third move. The structure we have now with Chrysler (as a standalone division) was always the structure I wanted," he says. "We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said: 'There is no way we'll do a deal'.

"But it's precisely what I wanted to do. From the start structure, we have moved to what we have today."

What DaimlerChrysler has today is a US division where vehicle design, procurement, production and marketing are being overhauled. Mr Schrempp maintains this was always the plan following the initial post-merger integration, which generated about Dollars 1.4bn (Pounds 970m) in savings.

If the market expected more in savings and joint product lines, then it failed to understand the true strategy, according to the DaimlerChrysler chairman. "In the first year we were heroes. It was a spectacular deal. We were lifted to heights where we didn't belong. We are now in the reality phase."

As reality has sunk in, the company's shares have suffered. From a post-merger high of Euros 108, they have fallen to Euros 50.79 at the end of last week.

If it was down to force of personality alone, Mr Schrempp could probably turn the tide of opinion that has undermined the share price. But, to his evident irritation, Chrysler's recent trading record has persuaded many analysts and investors to question the merger itself.

The group last week reported third-quarter losses of Euros 579m (Pounds 334m) blamed on generous sales incentives on ageing models and launch costs for new ones. As for the full year, DaimlerChrysler warned that underlying operating profits would be down from Euros l0bn to Euros 7bn.

The credibility of the US business was not helped when Chrysler announced last Friday that it was temporarily shutting seven US plants to ease excess stocks. Separately, the company said it was recalling 1.4m Chrysler, Dodge and Plymouth minivans to replace potentially faulty seals.

Sitting in the "war-room" at DaimlerChrysler headquarters, Mr Schrempp claims Chrysler's problems are a temporary and largely North American hiccup for a "dramatically undervalued" company. It is not a symptom of an ill-conceived deal but a simple timing issue associated with product cycles and restructuring in the US division.

In spite of the recent problems, Mr Schrempp says Chrysler remains a hugely profitable carmaker. "In its worst year, Chrysler's profit will be bigger than the profit at Volkswagen in a record year."

Mr Schrempp is clearly frustrated at the acclaim accorded to VW, which reported strong third-quarter profits on Friday, while DaimlerChrysler's shares are still being punished. He also acknowledges criticism that his group has done too much, too quickly - not least from its own managers in a recent internal survey.

Since digesting Chrysler, the group has acquired a controlling 34 per cent stake in Mitsubishi Motors, the debt-burdened Japanese carmaker. The company has also taken 10 per cent of South Korea's Hyundai, with an option over another 5 per cent. It has spent almost another Dollars lbn to take control of Detroit Diesel, the US engine maker, and Western Star, the Canadian truckmaker.

"From a management point of view (people ask) is this guy Schrempp driving too much? My answer is there may be something to it. But if I miss the train now with Mitsubishi, do you imagine I could knock on the door when their balance sheet is repaired and say: 'Can I buy 34 per cent and an option to buy you outright?' They'll say this guy is crazy."

Warming to his theme and sweating slightly, Mr Schrempp continues: "In five or six years I could have done a great job with Mercedes-Benz alone. But in 10 years' time, people would say why didn't you act? You cannot build up on your own."

The DaimlerChrysler chairman is not the sort to opt for a quiet life when he senses a long-term opportunity to be a global leader. Nevertheless, he is demanding rapid improvements from new acquisitions and alliance partners. "I cannot go out to the world and say give me five to 10 years and be patient. I have to convince investors that it is a fantastic strategy. I have to deliver that."

Signalling a more open communications effort with investors, Mr Schrempp promises to show them

"where there is the fire, where there is the fantasy that is making people excited".

Even now, he says: "Compare the return on equity with anyone in Europe, with VW and Renault, and you will see an extremely well-performing company despite the challenges in the US. We have to get across that we are moving in the right direction in the short term."

At Chrysler, that will mean using more components from Mercedes. In a bid to secure economies of scale, the company is seeking a near 40 per cent reduction in the number of powertrains - engines, gearboxes and axles - it requires. The number of models with manual transmissions, for example, will be more than halved from 51 to 20 by 2007. The powertrain portfolio will shrink from 146 to 89 products.

Mr Schrempp signals that a similar restructuring is being considered for Mitsubishi Motor. DaimlerChrysler has strengthened its influence over the Japanese carmaker following its admission of a 30-year cover up of customer complaints. The ensuing scandal has allowed the German-US group to impose its own chief operating officer, Rolf Eckrodt, current head of Adtranz, DaimlerChrysler's train business.

His task, according to Mr Schrempp, has been made easier by the Y1,OOObn (Dollars 9.2bn) restructuring at Nissan Motor. Having considered and abandoned a bid for Nissan himself, Mr Schrempp is full of admiration for Carlos Ghosn, the former Renault chief operating officer, who is running Nissan following the French carmaker's acquisition of a 36.8 per cent stake. "I call him the ice-breaker. We see him doing a good job. There are similar things we have to do at Mitsubishi." Restructuring Mitsubishi will deliver "billions" in synergy savings, Mr Schrempp predicts.

By acting simultaneously on several fronts and deriving record core Mercedes brand, Mr Schrempp believes he can create a company that can ride out economic cycles in Asia, Europe and North America. While still smarting from the group's ejection from the S&P 500 index in the US, he claims that strategy will reaffirm his place as a champion of generating shareholder, especially in Germany.

"The stock performance over the last 12 months was lousy, and I have a short-term problem in telling the story," he admits. "But I don't need outside pressure. The pressure I put on myself is more than could be put on anybody."

Copyright: The Financial Times Limited

COPYRIGHT THE FINANCIAL TIMES LIMITED 2000.